Ex. 4(b)

                             ALEXANDER HAMILTON LIFE
                          INSURANCE COMPANY OF AMERICA
            [32291 Hamilton Court, Farmington Hills, Michigan 48334]

                    Individual Retirement Annuity Endorsement

This Endorsement is a part of the Contract to which it is attached by the Company and overrides any conflicting provision in such Contract. The effective data of this Individual Retirement Annuity Endorsement shall be the effective date of the annuity policy to which it is attached.

At the request of the Owner, so that this Contract qualifies as an Individual Retirement Annuity under Section 408(b) of the Internal Revenue Code of 1986, as amended, (herein called the Code) and any regulation or ruling pursuant thereto, the Owner agrees that the following modifications and limitations shall be in effect as the annuity:

1. The Annuitant will at all times be the Owner of this Contract. The Annuitant's rights under this Contract shall be nonforfeitable and for the exclusive benefit of the Annuitant and his or her beneficiaries.

2. The Individual Retirement Annuity is not transferable by the Annuitant. No benefits under this Contract may be sold, assigned, or pledged as collateral for a loan, or as security for the performance of an obligation, or for any other purposed, to any person; except that this Contract may be transferred to a former spouse of the Annuitant under a Qualified Domestic Relations Order. In the event of such transfer, the transferee shall for all purposes be treated as the Annuitant under this Contract. (In the event that a distribution is made to the Annuitant from this Contract prior to his attainment of age 59 1/2, such distribution may be subject to certain federal income tax penalties.)

3. Except in the case of a rollover contribution (as permitted by section 402(c), 403(a)(4), 403(b)(8), or 408(d)(3)) or a contribution made in accordance with the terms of a Simplified Employee Pension (SEP) as described in section 408(k), no contributions will be accepted unless they are in cash, and the total of such contributions shall not exceed $2,000 for any taxable year.

4. The Contract does not require fixed premium payments. Any refund of premiums (other than those attributable to excess contributions) will be applied, before the close of the calendar year following the year of the refund, toward the payment of future premiums or the purchase of additional benefits.

5. The Annuitant may contribute a Qualified Rollover to this Contract as described in Sections 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the
      Code. Rollover Contributions may be made for individuals over the age of 70-1/2, provided any required minimum distributions are made. All Rollover Contributions must be executed not later than sixty (60) days after the day in which distribution is received by the Annuitant.

6. The entire interest under this Contract will begin to be distributed to the Annuitant no later than the first day of April following the calendar year in which the Annuitant attains age 70-1/2 (required beginning date).


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      Payments will be distributed in equal or substantially equal amounts and in annual or more frequent installments over:

      a. The Annuitant's life or the lives of the Annuitant and his named Beneficiary; or

      b. A period certain not exceeding the Annuitant's life expectancy or the joint and last survivor life expectancy of the annuitant and his named Beneficiary.

      In addition, distributions in the form of annuity payments must be either nonincreasing or they may increase only as provided in Q&A F-3 if section 1.401(a)(9)-1 of the proposed income tax regulations.

      Any method of settlement described in the Settlement Option section that satisfies these conditions can be selected. Distributions subsequent to the initial distribution must be made prior to December 31 of the calendar year.

      Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. Unless otherwise elected by the Annuitant by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the Annuitant and shall apply to all subsequent years. The life expectancy of a non-spouse Beneficiary may not be recalculated. Instead, life expectancy will be calculated using the attained age of such Beneficiary during the calendar year in which the Annuitant attains age 70-1/2, and payments for subsequent years shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

      All distributions made hereunder shall be made in accordance with the requirements of section 401(a)(9) of the Code, including the incidental death benefit requirements thereunder, and the Regulations thereunder, including the minimum distribution incidental benefit requirement of section 1.401(a)(9)-2 of the Proposed Income Tax Regulations.

      If the amount distributed is less than required by Internal Revenue Code Sections 408(a)(6) and 408(b)(3), an excise tax is imposed. The excise tax will be an amount equal to 50% of the excess of the minimum amount required to be distributed during the year, over the amount actually distributed.

7. The Death Benefit in all cases will be paid according to section 401(a)(9) of the Code and the terms of this provision, provided due proof of the Annuitant's death is received at our Home Office. If the Annuitant dies after distribution of his interest under this Contract has begun, the remaining portion of such interest under this Contract will continue to be distributed at least as rapidly as under the method of distribution being used prior to the Annuitant's death.

      If the Annuitant dies before distribution of his interest under this Contract begins, distribution of the Annuitant's entire interest under this Contract shall be completed by December 31 of the calendar year containing the fifth anniversary of the Annuitant's death except to the extent that an election is made to receive distributions in accordance with (a) or (b) below:

      a) If a primary Beneficiary is named by the Annuitant, then the interest under this Contract will begin to be paid in substantially equal installments over the life or over a period certain not greater than the life expectancy of the primary Beneficiary commencing on or before December 31 of the calendar year immediately following the calendar year in which the Annuitant died.


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      b)    If the primary Beneficiary is the Annuitant's surviving spouse, the date distributions are required to begin in accordance with (1) above shall not be earlier than the later of A) December 31 of the calendar year immediately following the calendar year in which the Annuitant died or B) December 31 of the calendar year in which the Annuitant would have attained age 70-1/2. The surviving spouse may accelerate these payments at any time, such as increasing the frequency or amount of such payments.

      c) If the primary Beneficiary is the Annuitant's surviving spouse, the spouse may treat this Contract (account) as his own (IRA). This election will be deemed to have been made if such surviving spouse makes a regular IRA contribution to this Contract (account), makes a rollover to or from such Contract (account), or fails to elect any of the above provisions.

      Life expectancy is computed by use of the expected return multiples in Tables V and VI of section 1.72-9 of the Income Tax Regulations. For purposes of distributions beginning after the Annuitant's death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies shall be recalculated annually. Such election shall be irrevocable by the surviving spouse and shall apply to all subsequent years. In the case of any other designated Beneficiary, life expectancies shall be calculated using the attained age of such Beneficiary during the calendar year in which distributions are required to begin pursuant to this section, and payments for any subsequent calendar year shall be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

      Distributions under this selection are considered to have begun if distributions are made on account of the Annuitant reaching his required beginning date or if prior to the required beginning date distributions irrevocably begin to a Annuitant over a period permitted and in an annuity form acceptable under section 401(a)(9) of the Code and the regulations thereunder. If the Annuitant receives distributions in the form of installment payments prior to the required beginning date and the Annuitant dies, distributions will not be considered to have begun.

8. By application, the Annuitant agrees that the favorable tax status of this Contract will be lost if he engages in a Prohibited Transaction as defined under Section 408(e) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder. Such transaction will immediately disqualify the annuity and subject all of the annuity assets to current taxation.

9.    The Annuitant may terminate this agreement by surrendering this Contract.

10. The Annuitant further agrees that he will surrender this Contract upon request so that it may be appropriately endorsed or written to conform with the above conditions or any amendments to Section 408(b) of the Internal Revenue Code of 1986, as amended. The Company reserves the right to amend this Endorsement to comply with future changes in The Code and any regulations or rulings issued under the provisions of the Code. The Company shall provide the annuitant with a copy of any such amendment.

11. The Annuitant shall be given an IRA Disclosure Statement at least ten (10) days prior to establishment of his participation. If such disclosure is not given until ten (10) days after establishment to revoke his participation.

12. The Annuitant agrees that he shall have the sole responsibility to exercise his rights under this Annuity, and to determine that contributions, transfers, and distributions under this Annuity are in accordance with section 408(b) of the code and other applicable law.


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13.   Alexander Hamilton Life Insurance Company of America shall furnish annual calendar year reports concerning the status of this Individual Retirement Annuity.

IT WITNESS WHEREOF, Alexander Hamilton Life Insurance Company of America has caused this Individual Retirement Annuity Endorsement to be executed as of the effective Date of the Annuity to which it is attached and of which it becomes a part.


  /s/ David A. Stonecipher                      /s/  Robert A. Reed

      David A. Stonecipher                           Robert A. Reed
      Chief Executive Officer                        Secretary


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